Exhibit (a)(1)(i)

Offer to Purchase for Cash up to
2,620,690 Shares of its Common Stock
at a Purchase Price of $14.50 Per Share
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, JULY 1, 2005, UNLESS THE OFFER IS EXTENDED.
       Blackbaud, Inc. hereby offers to purchase up to 2,620,690 shares of its common stock, $0.001 par value per share, at a purchase price of $14.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. This Offer to Purchase and the Letter of Transmittal together, as amended and supplemented from time to time, constitute the “Offer.” In the Offer, the terms “the Company”, “Blackbaud”, “we”, “us”, or “our” refer to Blackbaud, Inc., a Delaware corporation.
      Only shares properly tendered and not properly withdrawn will be purchased at the purchase price. Because several large stockholders have indicated that they intend to tender an aggregate of more than 2,620,690 shares, we expect to purchase tendered shares on a pro rata basis, with appropriate adjustment to avoid the purchase of fractional shares. Shares not purchased in the Offer will be returned to the tendering stockholders at our expense promptly following the expiration date of the Offer (as defined in Section 1).
      We reserve the right, in our sole discretion but subject to applicable legal requirements, to purchase more than 2,620,690 shares pursuant to the Offer, but we do not currently intend to do so. The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 7.
      You should carefully evaluate all information in the Offer, consult your own investment and tax advisors, and make your own decisions as to whether to tender shares and, if so, how many shares to tender.
      Our Board of Directors has approved the Offer and a special pricing committee of independent directors not affiliated with stockholders intending to tender shares in the Offer has approved the pricing and other terms of the Offer. However, neither we nor any member of our Board of Directors or the Dealer Manager or the Information Agent makes any recommendation to you as to whether you should or should not tender your shares. We have not authorized any person to make any such recommendation. If anyone makes any recommendation or representation to you or gives you any information, you must not rely on that recommendation, representation or information as having been authorized by us, the Dealer Manager or the Information Agent.
      Our shares are listed and traded on The NASDAQ National Market under the symbol “BLKB”. On May 31, 2005, the last full trading day before the date of the public announcement of the Offer, the last reported sale price of our shares on The NASDAQ National Market was $13.76 per share. We encourage you to obtain current market quotations for our common stock before deciding whether to tender your shares. See Section 8.
      Our controlling stockholder, Hellman & Friedman Capital Partners III, L.P., has advised us that it and its affiliates intend to tender approximately 24,000,000 shares pursuant to the Offer. Two of our executive officers have informed us that they intend to tender an aggregate of approximately 130,000 shares in the Offer. We do not expect that any of our directors or other executive officers will tender shares pursuant to the Offer. See Section 11.
      Questions and requests for assistance may be directed to The Altman Group Inc. (“The Altman Group”), our Information Agent, or J.P. Morgan Securities Inc. (“JPMorgan”), our Dealer Manager, in each case at the telephone numbers and addresses set forth on the back cover of this Offer to Purchase. You may request additional copies of this Offer to Purchase and other Offer documents from the Information Agent at the telephone number and address on the back cover of this Offer to Purchase.
The Dealer Manager for this Offer is:
JPMorgan

Important
      If you want to tender all or part of your shares, you must do one of the following before the expiration date of the Offer:

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you; or

•	if you hold shares in your own name, complete and sign the Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to Wachovia Bank, N.A., the Depositary for the Offer; or

•	if you are an institution participating in The Depository Trust Company, which we call the “book-entry transfer facility” in this Offer to Purchase, tender your shares according to the procedure for book-entry transfer described in Section 3.
      If you want to tender shares but your stock certificates are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in this Offer on a timely basis, or if you cannot deliver all required documents to the Depositary prior to the expiration of the Offer, you may tender your shares by following the procedures for guaranteed delivery set forth in Section 3.
      Questions and requests for assistance may be directed to The Altman Group, the Information Agent for the Offer, or to JPMorgan, the Dealer Manager for the Offer, at the addresses and telephone numbers listed on the back cover of this document. Requests for additional copies of this document and/or the related Letter of Transmittal may be directed to the Information Agent.
      We are not making the Offer to, and will not accept any tendered shares from, holders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to stockholders in any such jurisdiction.

Summary Term Sheet
      We are providing this summary term sheet for your convenience. It highlights material information in this document, but is only a summary and does not describe all of the details of the Offer contained in the other sections of this document. We urge you to read the entire document and the related Letter of Transmittal, which contain the full details of the Offer. We have included references to the sections of this document where you will find a more complete discussion.
Who is offering to purchase my shares?
      Blackbaud, Inc. is offering to purchase your shares of Blackbaud common stock.
What is the purpose of the Offer?
      The purpose of the Offer is to return excess cash to stockholders by allowing all stockholders an opportunity to sell a portion of their investment in Blackbaud and to enhance value to our stockholders over the long term. This Offer will provide immediate liquidity for stockholders who desire it. Further, it provides an opportunity for stockholders to sell their shares at lower transaction costs than are normally associated with market sales, and also allows stockholders to sell a portion of their shares while retaining a continuing equity interest in Blackbaud. In addition, the Offer permits stockholders who elect not to tender to hold a greater percentage ownership in our shares following the Offer and thus in our future earnings and assets, while bearing the risks associated with owning our shares. See section 2.
What is the offer price for the shares?
      Blackbaud is offering to purchase shares for $14.50 per share. We plan to pay this purchase price in cash, without interest, for all the shares we purchase under the Offer. See Section 1.
How many shares is Blackbaud offering to purchase?
      We are offering to purchase 2,620,690 shares in the Offer, or such lesser number of shares as are properly tendered. The 2,620,690 shares represent approximately 6% of our outstanding common stock as of May 31, 2005. See Section 1. In accordance with applicable legal requirements, we may purchase in the Offer an additional number of shares not to exceed 2% of our currently outstanding shares of common stock (approximately 865,440 shares) without extending the period of time during which the Offer is open. See Section 15.
How does Blackbaud intend to pay for the shares?
      We intend to utilize our available cash to purchase the shares and pay expenses. We will need a maximum of approximately $38 million to purchase 2,620,690 shares and to pay related expenses. The Offer is not subject to the receipt of financing by us. See Section 9.
When does the Offer expire if not extended?
      You may tender your shares until the Offer expires. The Offer will expire on Friday, July 1, 2005, at 5:00 p.m., New York City time, unless we extend it. See Section 1. We may choose to extend the Offer for any reason, subject to applicable law, but we are not required to do so. See the next questions and Section 15.
Can the Offer be extended, amended or terminated and under what circumstances?
      We can extend, amend or terminate the Offer in our sole discretion, subject to applicable law. If we extend the Offer, we will delay the acceptance of any shares that have been tendered. See Section 15.

How will I be notified if Blackbaud extends the Offer?
      We will issue a press release by 9:00 a.m., New York City time, on the first business day after the last previously scheduled expiration date if we decide to extend the Offer. We cannot assure you that the Offer will be extended or, if extended, for how long. See Section 15.
Are there any conditions to the Offer?
      Yes. Our obligation to accept and pay for your tendered shares is subject to conditions such as the absence of court and governmental action prohibiting the Offer, changes in general market conditions or our business that, in our judgment, may be materially adverse to us and circumstances that would cause our shares to be delisted from the NASDAQ National Market or cause us to no longer be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, which we refer to as the Exchange Act. See Section 7.
Is there a minimum number of shares that must be tendered?
      No, the Offer is not conditioned on any minimum number of shares being tendered. See Section 7.
How do I tender my shares?
      If you are the registered holder of your shares and decide to tender your shares, you must:

•	deliver your shares by mail, physical delivery or book-entry transfer and deliver a completed and signed Letter of Transmittal or an agent’s message to the Depositary before 5:00 p.m., New York City time, on Friday, July 1, 2005, or such later time and date to which we may extend the Offer; or

•	if certificates for your shares are not immediately available for delivery to the Depositary, comply with the guaranteed delivery procedure before 5:00 p.m., New York City time, on Friday, July 1, 2005, or such later time and date to which we may extend the Offer; or

•	if you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee if you wish to tender your shares.
In certain circumstances, you must comply with the guaranteed delivery procedure. You may contact the Information Agent or the Dealer Manager for assistance. See Section 3 and the instructions to the Letter of Transmittal.
Once I have tendered shares in the Offer, can I withdraw my tender?
      Yes. You may withdraw any shares you have tendered at any time before 5:00 p.m., New York City time, on Friday, July 1, 2005, unless we extend the Offer, in which case you can withdraw your shares until the expiration of the Offer as extended. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after 5:00 p.m., New York City time, on Monday, August 1, 2005. See Section 3 and Section 4.
How do I withdraw shares I previously tendered?
      You must deliver on a timely basis a written or facsimile notice of your withdrawal to the Depositary at either the address or facsimile number listed on the back cover of this document. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of the shares. Additional requirements apply if the certificates for shares to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer described in Section 3. See Section 4.
What if more shares are tendered than Blackbaud is willing to acquire?
      In the event that more than 2,620,690 shares are properly tendered and not properly withdrawn before the expiration date, we will purchase fewer than all of the tendered shares on a pro rata basis. We expect this to happen. If proration is required, we will determine the proration factor promptly after the expiration of the Offer. The proration factor for each stockholder tendering shares will be based on the ratio that the number of shares properly tendered and not properly withdrawn by such stockholder bears to the total number of shares properly tendered and not properly withdrawn by all stockholders. Appropriate adjustments will be made to avoid purchases of fractional shares. See Section 1 and Section 3.
      Our majority stockholder, Hellman & Friedman Capital Partners III, L.P., as well as its affiliates (collectively “H&F”), who collectively beneficially own 24,035,745 shares, have advised us that they intend to tender all of their shares. As a result, we expect that proration will be required in the Offer. Therefore, it is likely that we will not purchase all of the shares that you tender in the Offer.
      If any tendered shares are not purchased or are properly withdrawn before, or if fewer than all shares evidenced by a stockholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly. In the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.
When and how will I receive payment from Blackbaud for the shares I tender?
      We will pay the purchase price, net in cash, without interest, for the shares we purchase promptly after the expiration of the Offer and the acceptance of the shares for payment. We will pay for the shares accepted for purchase by depositing the aggregate purchase price with the Depositary promptly after the expiration date of the Offer. The Depositary will transmit to you the payment for all your shares accepted for payment. See Section 5.
Has Blackbaud or its Board of Directors adopted a position on the Offer?
      Our Board of Directors has approved the Offer and a special pricing committee of our directors who are not affiliated with any stockholders that intend to tender shares in the Offer has approved the price per share to be paid in the Offer. However, neither we nor any member of our Board of Directors or the Dealer Manager or the Information Agent makes any recommendation to you as to whether you should or should not tender your shares. We have not authorized any person to make any such recommendation. You should carefully evaluate all information in the Offer, consult your own investment and tax advisors, and make your own decisions about whether to tender shares and, if so, how many shares to tender.
Do Blackbaud’s insiders or affiliates have any material interest in the transaction?
      H&F, our majority stockholder, beneficially owns 24,035,745 shares and has advised us that it or its affiliates intend to tender all of their shares. JMI Equity Fund IV, L.P. and its affiliates (collectively, “JMI”), of which our director Paul V. Barber serves as a general partner, has advised us that it intends to tender approximately 1,700,000 shares. Two of our executive officers have informed us that they intend to tender an aggregate of approximately 130,000 shares in the Offer. We do not anticipate that any of our directors or other executive officers will tender any shares in the Offer. See Section 11.
Does the Company intend to repurchase any Shares other than pursuant to the Offer during or after the Offer?
      Rule 13e-4 of the Exchange Act prohibits us and our affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date, except pursuant to certain limited exceptions provided in Rule 14e-5 of the Exchange Act. Beginning ten business days after the expiration date of the Offer, we may make stock repurchases from time to time on the open market and/or in private transactions. Whether we make additional repurchases will depend on many factors, including, without limitation, the number of shares, if any, that we purchase in this Offer, our business and financial performance and situation, the business and market conditions at the time, including the price of the shares, and such other factors as we may consider relevant. Any of these repurchases may be on the same terms or on terms that are more or less favorable to the selling stockholders than the terms of the Offer.

Following the Offer, will Blackbaud continue to be a public company?
      Yes. The completion of the Offer in accordance with its conditions will not cause our common stock to be delisted from the NASDAQ National Market or cause us to no longer be subject to the periodic reporting requirements of the Exchange Act. See Section 12.
If I decide not to tender, how will the Offer affect my shares?
      Stockholders who choose not to tender might also benefit from the Offer. Non-tendering stockholders will own a proportionately greater percentage interest of Blackbaud following the Offer. Our purchase of shares pursuant to the Offer will reduce the number of shares that might otherwise trade publicly and may reduce the number of our stockholders. It is not possible to predict the number of remaining stockholders of record, assuming the maximum number of shares are tendered without being subject to proration, because that depends on the number of shares tendered by each tendering stockholder. See Section 2.
What is a recent trading price of Blackbaud common stock?
      On May 31, 2005, the last full trading day before the date of the public announcement of the Offer, the last reported sale price of our shares on the NASDAQ National Market was $13.76 per share. The market price of shares of Blackbaud common stock is subject to fluctuation. You should obtain current market quotations before making any decisions with respect to the Offer.
Will I have to pay brokerage commissions if I tender my shares?
      If you are a registered stockholder and you tender your shares directly to the Depositary, you will not incur any brokerage commissions. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. See Section 16.
What are the United States federal income tax consequences if I tender my shares?
      Generally, you will be subject to United States federal income taxation when you receive cash from us in exchange for the shares you tender. The cash you receive for your tendered shares will generally be treated for United States federal income tax purposes either as (1) a sale or exchange eligible for capital gains treatment or (2) as a dividend subject to ordinary income tax rates. See Section 14.
Will I have to pay stock transfer tax if I tender my shares?
      If you are the registered holder and you instruct the Depositary in the Letter of Transmittal to make the payment for the shares directly to you, then generally you will not incur any stock transfer tax. See Section 5.
Who can I talk to if I have questions?
      The Information Agent or the Dealer Manager can help answer your questions. The Information Agent is The Altman Group and the Dealer Manager is JPMorgan, contact information for both of whom is listed on the back cover of this document.

Forward-Looking Statements
      In this Offer and the documents incorporated by reference in this Offer, we provide forward-looking statements relating to future events and a future outlook on our business, based on our own internal projections as of the date of this Offer. Any projection or forward-looking statement involves judgments and individual judgments may vary. It is routine for our internal projections and expectations to change as the quarter or year progresses and therefore, it should be clearly understood that internal projections based on information available to us today may change, even prior to the end of these periods. Although these projections may change, we will not necessarily inform you if they do. Statements in our presentation other than historical data and information constitute forward-looking statements and involve risks and uncertainties. Actual results may differ materially from those projections and forward-looking statements. You should assume that the information appearing in this Offer to Purchase is accurate as of the date hereof only. In addition to risks associated with this Offer discussed in Section 2, many factors could cause our projections not to be achieved, including but not limited to:

•	The market for software and services for nonprofit organizations might not grow, and nonprofit organizations might not continue to adopt our products and services;

•	We might not generate increased business from our current customers, which could limit our revenue in the future;

•	If our customers do not renew their annual maintenance and support agreements for our products or if they do not renew them on terms that are favorable to us, our business might suffer;

•	A substantial majority of our revenue is derived from our product The Raiser’s Edge and a decline in sales or renewals of this product and related services could harm our business;

•	Our quarterly financial results fluctuate and might be difficult to forecast and, if our future results are below either any guidance we might issue or the expectations of public market analysts and investors, the price of our common stock might decline;

•	We encounter long sales and implementation cycles, particularly for our largest customers, which could have an adverse effect on the size, timing and predictability of our revenue and sales;

•	We have recorded a significant deferred tax asset, and we might never realize the full value of our deferred tax asset, which would result in a charge against our earnings;

•	Our failure to compete successfully could cause our revenue or market share to decline;

•	We might not be able to manage our future growth efficiently or profitably;

•	Because competition for highly qualified personnel is intense, we might not be able to attract and retain the employees we need to support our planned growth;

•	Our services revenue produces substantially lower gross margins than our license revenue, and an increase in services revenue relative to license revenue would harm our overall gross margins.

•	Failure to adapt to technological changes and to achieve broad adoption and acceptance of our new products and services could adversely affect our earnings;

•	If our products fail to perform properly due to undetected errors or similar problems, our business could suffer;

•	Our failure to integrate third-party technologies could harm our business;

•	If the security of our software, in particular our hosted Internet solutions products, is breached, our business and reputation could suffer;

•	If we are unable to detect and prevent unauthorized use of credit cards and bank account numbers and safeguard confidential donor data, we could be subject to financial liability, our reputation could be harmed and customers may be reluctant to use our products and services;

•	We currently do not have any issued patents, but we rely upon trademark, copyright, patent and trade secret laws to protect our proprietary rights, which might not provide us with adequate protection;

•	If we do not successfully address the risks inherent in the expansion of our international operations, our business could suffer;

•	Future acquisitions could prove difficult to integrate, disrupt our business, dilute stockholder value and strain our resources;

•	Claims that we infringe upon third parties’ intellectual property rights could be costly to defend or settle;

•	If we become subject to product or general liability or errors and omissions claims, they could be time-consuming and costly;

•	If we were found subject to or in violation of any laws or regulations governing privacy or electronic fund transfers, we could be subject to liability or forced to change our business practices;

•	Increasing government regulation could affect our business; and

•	Outstanding employee stock options subject to variable accounting and recent proposed changes to accounting standards could cause us to record significant compensation expense and could significantly reduce our earnings in future periods.
      In addition, please refer to other factors detailed in our filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the fiscal year ended December 31, 2004, our quarterly report on Form 10-Q for the quarter ended March 31, 2005, and any Current Reports on Form 8-K filed during the current fiscal year currently on file.
      We undertake no obligation to make any revision to the forward-looking statements contained in this Offer to Purchase or the accompanying Letter of Transmittal or to update them to reflect events or circumstances occurring after the date of this Offer to Purchase. Notwithstanding any statement in this Offer to Purchase or the accompanying Letter of Transmittal, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.

INTRODUCTION
To the Holders of our Common Stock:
      We invite our stockholders to tender shares of Blackbaud, Inc. common stock, par value $0.001 per share, for purchase by us. We are offering to purchase for cash, up to 2,620,690 shares at a price of $14.50 per share, net to the seller, without interest. Our offer is being made upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to this Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented from time to time, as the “Offer.” Only shares properly tendered and not properly withdrawn will be purchased.
      We reserve the right, in our sole discretion but subject to any applicable legal requirements, to purchase more than 2,620,690 shares pursuant to the Offer but do not currently intend to do so.
      The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 7.
      Our majority stockholder, Hellman & Friedman Capital Partners III, L.P., who together with its affiliates (collectively “H&F”) beneficially own 24,035,745 shares after effecting a distribution of 5,000,000 shares of Blackbaud common stock held by them to their investors on June 1, 2005, has advised us that it intends to tender into the Offer all of its shares. Additionally, some of the investors that H&F distributed shares to on June 1, 2005 may tender some or all of the distributed shares in the Offer. Based on the expectation that H&F will tender all of its shares in the Offer and after giving effect to H&F’s distribution, we expect that H&F will own between 53.6% and 56.1% of the outstanding shares of our common stock, depending on the actual number of shares tendered by our other stockholders. The shares that we expect to be tendered by H&F exceed the number of shares that we are seeking to purchase in the Offer.
      If, as expected, more than 2,620,690 shares (or such greater number of shares as we may elect to purchase) are properly tendered and not properly withdrawn, we will buy shares on a pro rata basis from all stockholders who properly tender their shares based on the ratio that the number of shares properly tendered and not properly withdrawn by such stockholder bears to the total number of shares properly tendered and not properly withdrawn by all stockholders. We will return shares tendered and that we do not purchase because of proration or conditional tender provisions promptly following the expiration date of the Offer. See Section 1 and Section 3.
      Our Board of Directors has approved the Offer and a special pricing committee of independent directors not affiliated with stockholders intending to tender shares in the Offer has approved the pricing terms of the Offer. However, neither we nor any member of our Board of Directors or the Dealer Manager or the Information Agent makes any recommendation to you as to whether you should or should not tender your shares. We have not authorized any person to make any such recommendation. If anyone makes any recommendation or representation to you or gives you any information, you must not rely on that recommendation, representation or information as having been authorized by us, the Dealer Manager or the Information Agent.
      Tendering stockholders who hold shares registered in their own name and who tender their shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on our purchase of shares in the Offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if stockholders tender shares through the brokers or banks and not directly to the Depositary. Also, any tendering stockholder or other payee who fails to complete, sign and return to the Depositary the Substitute Form W-9 that is included as part of the Letter of Transmittal or Form W-8BEN obtained from the Depositary may be subject to required United States federal income tax backup withholding equal to 28% of the gross proceeds payable to the tendering stockholder or other payee pursuant to the offer. See Section 3.
      As of May 31, 2005, we had 43,272,000 issued and outstanding shares of common stock, and options to purchase 8,244,197 shares of common stock outstanding under our stock option plans. The 2,620,690 shares that we are offering to purchase pursuant to the Offer represent approximately 6% of our shares outstanding on May 31, 2005, not including shares obtainable upon exercise of outstanding stock options. Our shares are listed and traded on The Nasdaq National Market under the symbol “BLKB”. On May 31, 2005, the last full trading day before the announcement of the Offer, the last reported sale price of our shares on Nasdaq was $13.76 per share. Stockholders are urged to obtain current market quotations for our shares before deciding whether to tender shares. See Section 8.

THE OFFER

1.	Number of Shares; Proration.
      General. Upon the terms and subject to the conditions of the Offer, we will purchase for cash up to 2,620,690 shares. For shares purchased by Blackbaud pursuant to the Offer, we will pay to the sellers tendering such shares $14.50 per share, net to the seller, without interest.
      The term “expiration date” means 5:00 p.m., New York City time, on Friday, July 1, 2005, unless and until we, in our sole discretion, extend the period of time during which the Offer will remain open. In that case, the term “expiration date” shall mean the latest time and date at which the Offer, as so extended by us, shall expire. See Section 15 for a description of our right to extend, delay, terminate or amend the Offer.
      If we:

•	increase or decrease the price to be paid for shares;

•	increase the aggregate number of shares being sought by more than 2% of the outstanding shares;

•	decrease the aggregate number of shares being sought;
then the Offer must remain open for at least ten business days following the date that notice of the increase or decrease is first published, sent or given in the manner specified in Section 15. If we make any other changes that require such a minimum offer period, we will comply with the requirements of applicable law. The term “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 5:00 p.m., New York City time.
      The Offer is not conditioned on the tender of any minimum number of shares. The Offer is, however, subject to the other conditions described in Section 7.
      If the number of shares validly tendered and not properly withdrawn before the expiration date is less than or equal to 2,620,690 shares (or such greater number of shares as we may elect to purchase pursuant to the Offer), we will, upon the terms and subject to the conditions of the Offer, purchase all shares so tendered and not properly withdrawn.
      Only shares properly tendered and not properly withdrawn will be purchased. Because some of our largest stockholders have indicated that they intend to tender an aggregate of more than 2,620,690 shares, it is expected that tendered shares will be purchased on a pro rata basis. All shares not purchased pursuant to the Offer, including shares not purchased because of proration or conditional tenders, will be returned to the tendering stockholders at our expense promptly following the expiration date.
      Proration. As used in this Offer, the term “proration period” refers to the period of time during which shares may be tendered and withdrawn in the Offer. The proration period will end on the expiration date. On the expiration date (and, accordingly, the completion of the proration period), upon the terms and subject to the conditions of the Offer, if, as expected, more than 2,620,690 shares have been properly tendered and are not properly withdrawn, we will purchase such properly tendered shares on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares. Holders of fewer than 100 shares will be prorated together with all other tendering stockholders.
      For the purpose of proration, the number of shares will be rounded up or down as nearly as practicable to result in the tender of whole shares rather than fractional shares. If proration of tendered shares is required, we will determine the proration factor promptly after the expiration date. The proration factor for each holder tendering shares will be based on the ratio that the number of shares properly tendered and not properly withdrawn by such holder bears to the total number of shares properly tendered and not properly withdrawn by all holders. Because of the difficulty in determining the number of shares properly tendered and not properly withdrawn, we do not expect that we will be able to announce the final proration factor or commence payment for any shares purchased under the Offer until seven to ten business days after the expiration date. The preliminary results of any proration will be announced by press release promptly after the expiration date. You may obtain preliminary proration information from the Information Agent and may be able to obtain such information from your broker.

      We expect that we will prorate the number of shares purchased pursuant to the Offer. As discussed in Section 14, the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder’s shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any shares tendered are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box captioned “Conditional Tender” in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery. Each stockholder is urged to consult with his or her own tax advisor. See Section 6.
      This Offer and the related Letter of Transmittal will be mailed to record holders of the shares and will be furnished to brokers, dealers and other nominee stockholders and similar persons whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Background and Purpose of the Offer; Material Effects of the Offer.
      Purpose of the Offer. The purpose of the Offer is to return excess cash to stockholders by allowing all stockholders an opportunity to sell a portion of their investment in Blackbaud and to enhance value to our stockholders over the long term. This Offer will provide immediate liquidity for stockholders who desire it. Further, it provides an opportunity for stockholders to sell their shares at lower transaction costs than are normally associated with market sales, and also allows stockholders to sell a portion of their shares while retaining a continuing equity interest in Blackbaud. In addition, the Offer permits stockholders who elect not to tender to hold a greater percentage ownership in our shares following the Offer and thus in our future earnings and assets, while bearing the risks associated with owning our shares.
      Our Board of Directors and management remain committed to increasing stockholder value. The Board of Directors decided to pursue a tender offer after an intensive ongoing review of our strategic alternatives, including exploration of various stock acquisition possibilities. The Board of Directors has determined that it is in the best interests of Blackbaud and its stockholders to return excess capital to stockholders while preserving our ability to invest in business growth opportunities that have the potential to increase our market share and/or expand the depth and breadth of our current lines of business. Accordingly, our Board of Directors unanimously approved the Offer on the terms previously presented to it.
      Two members of our Board of Directors are affiliated with stockholders that have advised us that they intend to tender shares in the Offer. David R. Tunnell serves as a Managing Director of H&F, which has advised us that it intends to tender approximately 24,000,000 shares in the Offer, and Paul V. Barber is a general partner of JMI, which has advised us that it intends to tender approximately 1,700,000 shares in the Offer. In addition to unanimous approval of the Offer by the Board of Directors, we also created a special pricing committee of Dr. Sandra R. Hernández and Andrew M. Leitch, independent directors who are not affiliated with stockholders intending to tender shares in the Offer. That committee determined the price per share to be paid by us in the Offer.
      Neither the Company nor any member of our Board of Directors, nor the Dealer Manager or the Information Agent, makes any recommendation as to whether you should tender or refrain from tendering shares and neither we nor our Board of Directors has authorized any person to make any such recommendation. You are urged to evaluate carefully all information contained in this Offer, consult your own investment and tax advisors and make your own decision whether to tender and, if so, how many shares to tender.
      Rule 13e-4 of the Exchange Act prohibits us and our affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date, except pursuant to certain limited exceptions provided in Rule 14e-5 of the Exchange Act. After completion of the Offer and in accordance with applicable laws, we may make additional repurchases from time to time on the open market and/or in private transactions. Whether we make additional repurchases will depend on many factors, including, without limitation, the number of shares, if any, that we purchase in this Offer, our business and financial performance and situation, the business and market conditions at the time, including the price of the shares, and such other factors we consider relevant. Any of these repurchases may be on the same terms or on terms that are more or less favorable to the selling stockholders than the terms of the Offer. We currently intend to continue as a publicly traded company, and we do not plan to effect any open-market stock repurchases if these would cause our shares to be delisted from The NASDAQ National Market or cause us to no longer be subject to the periodic reporting requirements of the Exchange Act.
      Stockholders who do not tender their shares of common stock pursuant to this Offer and stockholders who otherwise retain an equity interest in the Company will continue to be stockholders with the risks and rewards associated with owning our equity and equity-based securities. Holders who do not to tender any of their shares pursuant to this Offer will realize a proportionate increase in their relative equity interest, and thus in our earnings and assets, subject to any risks resulting from our purchase of shares and our ability to issue additional equity securities in the future.
      Other than as described herein, we currently have no plans in connection with the Offer that relate to or would result in: (i) any extraordinary transaction (such as a merger, reorganization or liquidation) involving Blackbaud; (ii) any purchase, sale or transfer of a material amount of assets of Blackbaud; (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of, Blackbaud; (iv) any change in the present Board of Directors or senior management of Blackbaud (including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer); (v) any other material change in our corporate structure or business; (vi) our common stock to cease to be authorized to be quoted on The NASDAQ National Market; (vii) our common stock becoming eligible for termination of registration under § 12(g)(4) of the Exchange Act; (viii) the suspension of our obligation to file additional reports under § 15(d) of the Exchange Act; (ix) the acquisition by any person of additional securities of Blackbaud; or (x) any changes in our certificate of incorporation or bylaws.
      Although we do not currently have any plans, other than as described in this document, that relate to or would result in any of the events discussed above, as we continue to evaluate opportunities for enhancing stockholder value, we may undertake or plan actions, proposals or negotiations that relate to or could result in one or more of these events including, without limitation, continuing discussions with any parties about potential transactions described above or related or other transactions, but there can be no assurance that we will do so.
      Potential Risks and Disadvantages of the Offer. The Offer also presents some potential risks and disadvantages to us and our continuing stockholders, including:

•	The Offer, particularly if subscribed to in full, will reduce our “public float,” which is the number of shares owned by non-affiliate stockholders and available for trading in the securities markets. This reduction in our public float might result in a lower stock price and/or reduced liquidity in the trading market for our common stock following completion of the Offer.

•	The Offer might increase the proportional holdings of significant stockholders, if they elect not to participate, and increase the proportional holdings of our directors and executive officers.

•	In addition, if any stockholder tenders his or her shares, the number of outstanding shares remaining will decrease and effectively give remaining stockholders a greater percentage ownership interest in Blackbaud. Thus, our remaining stockholders will bear a higher proportionate share of risk in the event of future losses.

•	By reducing our cash balances, the Offer could (i) reduce our ability to engage in significant transactions without additional debt or equity financing, (ii) reduce our ability to cover existing contingent or other future liabilities or (iii) negatively impact our liquidity during periods of increased capital or operating expenses. There can be no assurance that we would be able to raise additional debt or equity financing in the future.

•	We generate interest income on cash balances. If we complete the Offer, our cash balances and, in turn, interest income would be reduced.
      Although certain of our major stockholders have informed us of their current intentions with respect to tendering shares held by them in the Offer, in each instance the actual number of shares they tender may vary from the amounts that these stockholders have informed us that they currently intend to tender. See Section 11 for a more detailed discussion of beneficial ownership of our common stock by our major stockholders, directors and executive officers.

3.	Procedures for Tendering Shares.
      Proper Tender of Shares. For shares to be tendered properly in the Offer: (1) the certificates for such shares (or confirmation of receipt of such shares under the procedure for book-entry transfer described below), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), including any required signature guarantees, or an “agent’s message” (as defined below), and any other documents required by the Letter of Transmittal, must be received before 5:00 p.m., New York City time, on the expiration date by the Depositary at its address listed on the back cover of this document; or (2) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.
      In accordance with Instructions 3 and 4 of the Letter of Transmittal, each stockholder desiring to tender shares pursuant to the Offer must indicate the number of shares being tendered.
      Any certificates delivered to us, the Dealer Manager or the Information Agent will not be forwarded to the Depositary and will not be deemed to be properly tendered.
      Stockholders holding their shares through a broker, dealer, commercial bank, trust company or other nominee must contact the nominee in order to tender their shares. If you hold shares through brokers or banks, you are urged to consult the brokers or banks to determine whether transaction costs are applicable if you tender shares through the brokers or banks and not directly to the Depositary.
      Stockholders may tender shares subject to the condition that all or a specified minimum number of shares be purchased. See Section 6. Any stockholder desiring to make such a conditional tender should so indicate in the box captioned “Conditional Tender” on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. It is the tendering stockholder’s responsibility to determine the minimum number of shares to be purchased. Stockholders should consult their own investment and tax advisors with respect to the effect of proration of the Offer and the advisability of making a conditional tender. See Section 14.
      Signature Guarantees and Method of Delivery. No signature guarantee is required if:

•	the Letter of Transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, includes any participant in The Depository Trust Company, referred to as the “book-entry transfer facility,” whose name appears on a security position listing as the owner of the shares) tendered therewith and such holder has not completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” on the Letter of Transmittal; or

•	shares are tendered for the account of an “eligible guarantor institution” (as defined below). See Instruction 1 of the Letter of Transmittal.
      The term “eligible guarantor institution” means a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an eligible guarantor institution, as such term is defined in Rule 17Ad-15 under the Exchange Act.
      If a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.
      Payment for shares tendered and accepted for payment under the Offer will be made only after timely receipt by the Depositary of certificates for such shares (or a timely confirmation of the book-entry transfer of such shares into the Depositary’s account at the book-entry transfer facility as described above), a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof, or an agent’s message in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.
      The method of delivery of all documents, including certificates for shares, the Letter of Transmittal and any other required documents, is at your election and risk. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

      Note that we are not offering any procedure for late delivery and that all required deliveries must be received prior to the expiration date, unless the Offer is extended.
      All deliveries made in connection with the Offer, including a Letter of Transmittal and certificates for shares, must be made directly to the Depositary and not to us, the Dealer Manager, the Information Agent or the book-entry transfer facility. Any documents delivered to us, the Dealer Manager, the Information Agent or the book-entry transfer facility will not be forwarded to the Depositary, and, therefore, will not be deemed to be properly tendered.
      Book-Entry Transfer. The Depositary will establish an account with respect to the shares for purposes of the Offer at the book-entry transfer facility within two business days after the date of this document, and any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry transfer of the shares by causing the book-entry transfer facility to transfer shares into the Depositary’s account in accordance with the book-entry transfer facility’s procedures for transfer. Although delivery of shares may be effected through a book-entry transfer into the Depositary’s account at the book-entry transfer facility, either (1) a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof with any required signature guarantees, or an agent’s message, and any other required documents must be transmitted to and received by the Depositary at its address listed on the back cover of this document before the expiration date; or (2) the guaranteed delivery procedure described below must be followed.
      Delivery of the Letter of Transmittal and any other required documents to the book-entry transfer facility does not constitute delivery to the Depositary.
      The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.
      Guaranteed Delivery. If a stockholder desires to tender shares pursuant to the offer and the stockholder’s share certificates are not immediately available or cannot be delivered to the Depositary before the Expiration Date (or the procedure for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents to reach the Depositary before the Expiration Date, the shares still may be tendered, if all of the following conditions are satisfied:

(1) the tender is made by or through an eligible guarantor institution;

(2) the Depositary receives by hand, mail, overnight courier, telegram or facsimile transmission, on or before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form we have provided with this Offer to Purchase, including (where required) a guarantee by an eligible guarantor institution in the form set forth in the Notice of Guaranteed Delivery; and

(3) the certificates for all tendered shares, in proper form for transfer (or confirmation of book-entry transfer of the shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer, and any required signature guarantees and other documents required by the Letter of Transmittal, are received by the Depositary within three NASDAQ trading days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.
      Blackbaud Stock Options. We are not offering, as part of the Offer, to purchase any stock options outstanding and tenders of stock options will not be accepted. Holders of stock options who wish to participate in the Offer may exercise their stock options and purchase shares, and then tender the shares under the Offer, provided that any exercise of a stock option and tender of shares is in accordance with applicable law and the terms of the applicable plan and option agreements. In no event are any stock options to be delivered to the Depositary in connection with a tender of shares hereunder. An exercise of a stock option cannot be revoked even if all or a portion of the Shares received upon the exercise or conversion and tendered in the Offer are not purchased in the Offer for any reason. Based upon information received from certain stockholders intending to participate in the Offer, we expect that proration will be required in the Offer. Therefore, it is likely that we will not purchase all of the shares an optionee tenders in the Offer.

      Return of Unpurchased Shares. If any tendered shares are not purchased under the Offer or are properly withdrawn before the expiration date, or if fewer than all shares evidenced by a stockholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.
      United States Federal Backup Withholding Tax. Under the United States federal backup withholding tax rules, the Depositary must withhold a portion of the gross proceeds payable to a stockholder or other payee under the Offer and remit that amount to the United States Treasury, unless the stockholder or other payee provides such person’s taxpayer identification number (employer identification number or social security number) to the Depositary and certifies under penalties of perjury that such number is correct or otherwise establishes an exemption. In addition, if the Depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the Internal Revenue Service. Therefore, you should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid backup withholding, unless you otherwise establish to our or the Depositary’s satisfaction, as the case may be, that you are not subject to backup withholding. Specified holders (including, among others, all corporations and certain foreign stockholders) are not subject to these backup withholding and reporting requirements rules. In order for a foreign holder to qualify as an exempt recipient, that holder must submit an IRS Form W-8BEN or other applicable form, signed under penalties of perjury, attesting to that holder’s exempt status. The applicable form can be obtained from the Information Agent. See Instruction 12 of the Letter of Transmittal.
      To prevent federal backup withholding tax on the gross payments made to you for shares purchased under the Offer, if you do not otherwise establish an exemption from such withholding, you must provide the Depositary with your correct taxpayer identification number and provide other information by completing the substitute Form W-9 included with the Letter of Transmittal.
See Section 14 for a discussion of United States federal income tax consequences to tendering holders that are U.S. holders (as that term is described in Section 14).
      Federal Income Tax Withholding on Payments to Foreign Stockholders. Even if a foreign stockholder has provided the required certification as described above to avoid backup withholding, the Depositary will withhold United States federal income taxes at a rate of 30% of the gross payment payable to a foreign stockholder or his, her or its agent unless the Depositary determines that an exemption from, or a reduced rate of, withholding tax is available under a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business of the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not a U.S. holder (as defined in Section 14). In order to obtain a reduced rate of withholding under a tax treaty, a foreign stockholder must deliver to the Depositary before the payment a properly completed and executed IRS Form W-8BEN. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid under the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary a properly completed and executed IRS Form W-8ECI. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if they or it satisfies one of the “Section 302 tests” for capital gain treatment described in Section 14 or is otherwise able to establish that no withholding or a reduced amount of withholding is due. Federal backup withholding tax generally will not apply to amounts subject to the 30% or a treaty-reduced rate of federal income tax withholding.
      Foreign stockholders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a reduction of, or an exemption from, withholding tax, and the refund procedure. See Instruction 13 of the related Letter of Transmittal.
      Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer. We also reserve the right to waive any defect or irregularity in any tender with respect to any particular shares or any particular stockholder. Our interpretation of the terms of the Offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by us. We, the Depositary, the Information Agent and any other person are not under any duty to give notification of any defects or irregularities in any tender and will not incur any liability for failure to give any such notification.
      Tendering Holder’s Representation and Warranty; Our Acceptance Constitutes an Agreement. A tender of shares under any of the procedures described above will constitute your acceptance of the terms and conditions of the Offer, as well as your representation and warranty to us that:

•	the shares that you tender are not currently subject to any contractual or other restrictions;

•	you have a “net long position” in the shares or equivalent securities at least equal to the shares tendered, within the meaning of Rule 14e-4 under the Exchange Act; and

•	the tender of shares complies with Rule 14e-4.
      It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions thereof), the person so tendering:

•	has a net long position equal to or greater than the amount tendered in the subject securities or securities immediately convertible into, or exchangeable or exercisable for, the subject securities; and

•	will deliver or cause to be delivered the shares in accordance with the terms of the Offer.
      Rule 14e-4 provides a similar restriction applicable to the tender on behalf of another person. Our acceptance for payment of shares that you tender under the Offer will constitute a binding agreement between us and you upon the terms and conditions of the Offer.
      Lost, Stolen, Destroyed or Mutilated Certificates. If your certificate for part or all of your shares has been lost, stolen, destroyed or mutilated, you may contact Wachovia Bank, N.A., the transfer agent for our common stock, at (800) 829-8432, for instructions as to obtaining a replacement certificate. That certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for shares that are tendered and accepted for payment. You may be required to post a bond to secure against the risk that the certificates may be subsequently recirculated. You are urged to contact the transfer agent immediately in order to permit timely processing of this documentation and to determine if the posting of a bond is required.
      Certificates for shares together with a properly completed and duly executed Letter of Transmittal or facsimile thereof, or an agent’s message, and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to us, the Dealer Manager or the Information Agent. Any such documents delivered to us, the Dealer Manager or the Information Agent will not be forwarded to the Depositary and therefore will not be deemed to be properly tendered.

4.	Withdrawal Rights.
      Except as otherwise provided in this Section 4, tenders of shares under the Offer are irrevocable. Shares tendered under the Offer may be withdrawn at any time before the expiration date and, unless we have already accepted the shares for payment under the Offer, at any time after 5:00 p.m., New York City time, on Monday, August 1, 2005.
      For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received in a timely manner by the Depositary at either the address or facsimile number listed on the back cover of this document. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of such shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the tendering stockholder must also submit the serial numbers shown on such certificates to the Depositary and the signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless such shares have been tendered for the account of an eligible guarantor institution.
      If shares have been tendered under the procedure for book-entry transfer described in Section 3, any notice of withdrawal must also specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility’s procedures. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We, the Depositary, the Dealer Manager, the Information Agent and any other person are not under any duty to give notification of any defects or irregularities in any notice of withdrawal and will not incur any liability for failure to give any such notification.
      Withdrawals may not be rescinded and any shares properly withdrawn will thereafter be deemed not properly tendered for purposes of the Offer unless the withdrawn shares are properly re-tendered before the expiration date by following one of the procedures described in Section 3.
      If we extend the Offer, are delayed in our purchase of shares, or are unable to purchase shares under the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5.	Purchase of Shares and Payment of Purchase Price.
      Upon the terms and subject to the conditions of the Offer, promptly after the expiration date, we will accept for payment and pay for, and thereby purchase, up to 2,620,690 shares (or such greater number of shares as we elect to purchase) if properly tendered and not properly withdrawn, or such lesser number of shares as are properly tendered and not properly withdrawn, in accordance with Section 4, before the scheduled expiration date of the Offer.
      For purposes of the Offer, we will be deemed to have accepted for payment and therefore purchased shares that are properly tendered and not properly withdrawn, subject to the proration provisions of the Offer, only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment under the Offer.
      We will accept for payment and pay the per share purchase price for all of the shares accepted for payment pursuant to the offer as soon as practicable after the expiration date. In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made promptly, subject to possible delay due to expected proration, but only after timely receipt by the Depositary of certificates for shares, or of a timely book-entry confirmation of shares into the Depositary’s account at the book-entry transfer facility, and a properly completed and duly executed Letter of Transmittal, or manually signed facsimile of the Letter of Transmittal, or agent’s message in the case of a book-entry transfer, and any other required documents.
      We will pay for shares purchased under the Offer by depositing the aggregate purchase price for such shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering holders of stock.
      In the event of proration, which we expect to be necessary, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date. However, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately seven to ten business days after the expiration date. Certificates for all shares tendered and not purchased, including all shares not purchased due to proration, will be returned to the tendering stockholder, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, at our expense, promptly after the expiration date or termination of the Offer without expense to the tendering stockholders. Under no circumstances will we pay interest on the purchase price regardless of any delay in making such payment. In addition, if certain events occur, we might not be obligated to purchase shares under the Offer. See Section 7.
      We will pay or cause to be paid all stock transfer taxes, if any, payable on the transfer to us of shares purchased under the Offer. If, however, payment of the purchase price is to be made to any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of

Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 6 of the Letter of Transmittal.
      If you or any other payee fails to complete in full, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal, you may be subject to U.S. federal income tax backup withholding on the gross proceeds paid to you or any other payee under the Offer. See Section 3. Also see Section 14 regarding United States federal income tax consequences for U.S. holders. Non-United States holders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

6.	Conditional Tender of Shares.
      Under certain circumstances, we may prorate the number of shares purchased in the Offer. As discussed in Section 14, the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender. The conditional tender alternative is made available so that a stockholder may (1) know with certainty the number of the stockholder’s shares, if any, which will be purchased pursuant to the Offer (provided such shares are properly tendered and the conditions of such stockholder’s tender are satisfied) or (2) seek to structure the purchase of shares from the stockholder in the offer in such a manner that it will be treated as a sale of such shares by the stockholder, rather than the payment, in whole or in part, of a dividend to the stockholder, for United States federal income tax purposes. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder’s shares tendered must be purchased if any shares tendered by such stockholder are purchased. Each stockholder is urged to consult with his or her own tax advisor.
      In order to make a conditional tender, the box captioned “Conditional Tender” in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery must be checked. In this box in the Letter of Transmittal or the Notice of Guaranteed Delivery, the minimum number of shares being tendered that must be purchased if any are to be purchased must be calculated and appropriately indicated. After the Offer expires, if more than 2,620,690 shares are properly tendered and not properly withdrawn and we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any stockholder below the minimum number specified by that stockholder, the conditional tender will automatically be regarded as withdrawn, unless chosen by random lot for reinstatement as discussed in the next paragraph.
      After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If we are able to purchase all of the remaining tendered shares and the total number that we would purchase would be below 2,620,690 then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 2,620,690 shares. In selecting these conditional tenders, we will select by random lot and will select only from stockholders who tendered all of their shares. Upon selection by random lot, if any, we will limit our purchase in each case to the designated minimum number of shares to be purchased.

7.	Conditions of the Offer.
      The Offer is not conditioned on the tender of any minimum number of shares. Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and we may terminate or amend the Offer or postpone the acceptance for payment of, or the purchase of and payment for, tendered shares, subject to the rules under the Exchange Act, if at any time on or after June 3, 2005 and before the expiration date any of the following events has occurred (or we have reasonably determined occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with the Offer or with acceptance for payment of the tendered shares:

•	any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal has been threatened or instituted or is pending that directly or indirectly:

—	challenges the making of the Offer or the acquisition of some or all of the shares under the Offer or otherwise relates in any manner to the Offer; or

—	in our judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects or that of our subsidiaries or otherwise materially impair in any way the contemplated future conduct of the business of us or our subsidiaries or materially impair the contemplated benefits of the Offer to us;

•	any action has been threatened or taken or is pending, or any approval has been withheld, or any statute, rule, regulation, judgment, order or injunction has been threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our judgment, would or might directly or indirectly:

—	make the acceptance for payment of or payment for some or all of the shares illegal or otherwise restrict or prohibit completion of the Offer;

—	delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares;

—	materially impair the contemplated benefits of the Offer to us; or

—	materially and adversely affect our business, condition (financial or other), income, operations or prospects or that of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of the business of us or any of our subsidiaries;

•	there has occurred:

—	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or the European Union;

—	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the European Union;

—	the commencement of a war, armed hostilities or other international or national calamity or crisis, including any act or acts of terrorism, directly or indirectly involving the United States or any of its territories;

—	any decrease in the market price of our common stock by an amount greater than 10% from the closing price on June 3, 2005 or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our judgment, have a material adverse effect on our business, operations or prospects or the trading in the shares;

—	in the case of any of the foregoing existing at the time of the commencement of the Offer, in our reasonable judgment, a material acceleration or worsening thereof;

—	any decline in either the NASDAQ Composite Index or the Standard and Poor’s Index of 500 Industrial Companies by an amount greater than 10% from the close of business on June 3, 2005; or

—	a tender offer or exchange offer for any or all of the shares (other than this Offer), or any merger, business combination or other similar transaction with or involving us or any of our subsidiaries, has been proposed, announced or made by any person;

•	one or more of the following has occurred:

—	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission on or before June 3, 2005);

—	any such entity, group or person who has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission on or before June 3, 2005 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares; or

—	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities other than in connection with a transaction authorized by our Board of Directors;

•	any change or changes has occurred in the business, financial condition, assets, income, operations, prospects or stock ownership of us or our subsidiaries that, in our judgment, is or may be material and adverse to us or our subsidiaries;

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States or the European Union; or

•	we determine that there is a reasonable likelihood that the completion of the Offer and the purchase of the shares might otherwise cause the shares to be delisted from The NASDAQ National Market or cause us to no longer be subject to the periodic reporting requirements of the Exchange Act.
      These conditions are for our benefit. We may assert them in our reasonable judgment regardless of the circumstances giving rise to any such condition. We may waive them, in whole or in part, at any time in our sole discretion. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such right. Each such right is an ongoing right and may be asserted at any time and from time to time. All conditions to the Offer other than those dependent upon receipt of necessary government approvals, must be satisfied or waived prior to the expiration date. Our determination or judgment concerning the events described above will be final and binding on all parties.

8.	Price Range of Shares; Dividends.
      Price Range of Shares. Our common stock has traded on The NASDAQ National Market under the symbol “BLKB” since July 26, 2004 following our initial public offering of stock. The following table presents the high and low sales price per share of our common stock for each of the fiscal quarters indicated, as reported on the NASDAQ National Market.

	High	Low

Year ended December 31, 2004
Third Quarter (beginning July 26, 2004)	$12.65	$8.30
Fourth Quarter	15.22	9.46
Year ending December 31, 2005
First Quarter	$15.01	$10.73
Second Quarter (through May 31, 2005)	14.05	11.84
      On May 31, 2005, the last full trading day before the date of the public announcement of the Offer, the last reported sale price of our shares on the NASDAQ National Market was $13.76 per share. We urge you to obtain current market quotations for our common stock before deciding whether to tender your shares.
      Dividends and Stock Repurchase Program. Our Board of Directors has adopted a dividend policy which reflects an intention to distribute to our stockholders a portion of the cash generated by our business that exceeds our operating needs and capital expenditures as regular quarterly dividends. This policy reflects our judgment that we can provide greater value to our stockholders by distributing to them a portion of the cash generated by our business.

      We believe that our dividend policy will limit, but not preclude, our ability to pursue growth. This limitation could be significant, for example, with respect to any large acquisitions and growth opportunities that require cash investments in amounts greater than our available cash or external financing resources. In order to pay dividends at the level currently anticipated under our dividend policy and to fund any substantial portion of our stock repurchase program, we expect that we would need financing or borrowings to fund any significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our anticipated capital expenditure levels. However, we intend to retain sufficient cash after the distribution of dividends and any repurchase of shares, including the repurchase of shares of this Offer, to permit the pursuit of growth opportunities that do not require a significant capital investment.
      In accordance with this dividend policy, we paid quarterly dividends in the first and second quarters of 2005 of $0.05 per share, and currently intend to pay quarterly dividends at an annual rate of $0.20 per share of common stock for each of the remaining fiscal quarters in 2005. Dividends at this rate would total approximately $8.7 million in the aggregate on the common stock in 2005 (assuming 43,272,000 shares of common stock are outstanding).
      Our stockholders might not receive any dividends as a result of the following factors:

•	we are not obligated to pay dividends;

•	our credit facility limits the amount of dividends we are permitted to pay;

•	our Board of Directors could decide to reduce dividends or not to pay dividends at all, at any time and for any reason;

•	the amount of dividends distributed is subject to state law restrictions;

•	our stockholders have no contractual or other legal right to dividends; and

•	we might not have enough cash to pay dividends due to changes to our operating earnings, working capital requirements and anticipated cash needs.
      For dividends that we intend to declare for the third and fourth fiscal quarters of 2005, we intend to pay dividends on our common stock on the 15th day of August and November, respectively (or the next business day if the 15th day is not a business day), to holders of record on the 5th day of each such month (or the immediately preceding business day if the 5th day is not a business day).
      On February 1, 2005, we announced that our Board of Directors had approved a stock repurchase program to purchase up to $35 million of our outstanding shares of common stock in open market or privately negotiated transactions from time to time. We have purchased a total of 861,076 shares of our common stock for an aggregate purchase price of $10.6 million through May 31, 2005 under this repurchase program. In connection with approving the Offer, the Board of Directors determined to terminate this stock repurchase program.

9.	Source and Amount of Funds.
      Assuming a full subscription to the Offer, the aggregate purchase price will be $38 million. We expect that our fees and expenses for the Offer will be approximately $350,000. We expect to fund our purchase of shares tendered in the Offer from available cash on hand and we do not intend to use alternative arrangements or plans for financing the Offer. As of March 31, 2005, we had approximately $43.3 million in cash and cash equivalents.

10.	Certain Information Concerning Blackbaud.
      General. Blackbaud is the leading global provider of software and related services designed specifically for nonprofit organizations. Approximately 13,000 organizations — including the American Red Cross, Bowdoin College, the Chesapeake Bay Foundation, the Crohn’s & Colitis Foundation of America, the Detroit Zoological Society, Episcopal High School, Help the Aged, the New York Philharmonic and United Way of America — use Blackbaud products and consulting services for fundraising, financial management, business intelligence and school administration. Blackbaud’s solutions include The Raiser’s Edge®, The Financial Edgetm, The Education Edgetm, The Patron Edgetm, Blackbaud NetCommunitytm, The Information Edgetm, WealthPointtm and ProspectPointtm, as well as a wide range of consulting and educational services. Founded in 1981, Blackbaud is headquartered in Charleston, South

Carolina, and has operations in Toronto, Ontario, Glasgow, Scotland, and Sydney, Australia. As of December 31, 2004, we had approximately 880 employees, consisting of 215 in sales and marketing, 160 in research and development, 380 in customer support, and 125 general and administrative personnel. Our principal executive offices are located at 2000 Daniel Island Drive, Charleston, South Carolina 29492, and our telephone number at that location is (843) 216-6200.
      Summary Unaudited Pro Forma Financial Information. The following unaudited pro forma financial information give effect to the assumed reacquisition of 2,620,690 shares of our common stock pursuant to the Offer at a price of $14.50 per share. The unaudited pro forma consolidated balance sheet is based on the Company’s historical balance sheet as of March 31, 2005 and has been prepared to reflect the reacquisition of 2,620,690 shares of common stock at $14.50 per share as if the reacquisition of the shares had occurred on March 31, 2005. The unaudited pro forma consolidated statements of operations are based on the Company’s historical statements of operations for the year ended December 31, 2004 and the three months ended March 31, 2005 and give effect to the reacquisition of the shares as if the reacquisition occurred on January 1, 2004.
      The unaudited pro forma balance sheet and statements of operations should be read in conjunction with our historical financial statements, including notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2005, both of which have been filed with the Securities and Exchange Commission and are incorporated by reference in this Offer to Purchase.

BLACKBAUD, INC.
PRO FORMA CONSOLIDATED BALANCE SHEET (UNAUDITED)
As of March 31, 2005
(in thousands, except share and per share amounts)

	As	Pro Forma
	Reported	Adjustments		Pro Forma

ASSETS
Current assets:
Cash and cash equivalents	$43,269	$(38,000	)(a)	$4,919
		(350	)(b)
Accounts receivable, net of allowance of $1,419	18,314			18,314
Prepaid expenses and other current assets	2,084			2,084
Deferred tax asset, current portion	542			542

Total current assets	64,209	(38,350)		25,859
Property and equipment, net	6,610			6,610
Deferred tax asset	82,552			82,552
Goodwill	1,699			1,699
Deferred financing fees, net	121			121
Other assets	84			84

Total assets	$155,275	$(38,350)		$116,925

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$2,484			$2,484
Current portion of capital lease obligations	7			7
Accrued expenses and other current liabilities	10,814			10,814
Deferred revenue	50,918			50,918

Total current liabilities	64,223			61,223
Long-term deferred revenue	793			793

Total liabilities	65,016			65,016

Commitments and contingencies
Stockholders’ equity:
Preferred stock; 20,000,000 shares authorized, none outstanding	—			—
Common stock, $.001 par value; 180,000,000 shares authorized, 43,490,756 shares issued and outstanding at March 31, 2005	43			43
Additional paid-in capital	54,781			54,781
Deferred compensation	(789)			(789)
Treasury stock, at cost; 656,876 and 3,277,566 shares at March 31, 2005, as reported and pro forma, respectively	(7,969)	(38,000	)(a)	(46,319)
		(350	)(b)
Accumulated other comprehensive income	322			322
Retained earnings	43,871			43,871

Total stockholders’ equity	90,259	(38,350)		51,909

Total liabilities and stockholders’ equity	$155,275	$(38,350)		$116,925

Book value per share	$2.11			$1.29

(a)	Records the repurchase of 2,620,690 shares of our common stock at $14.50 per share via the Offer as if it had occurred on March 31, 2005.

(b)	It is assumed that expenses of $350,000 directly related to the Offer will be incurred. These costs are recorded with treasury stock.

BLACKBAUD, INC.
PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS AND RATIO OF EARNINGS (UNAUDITED)
For the Three Months Ended March 31, 2005 and the Year Ended December 31, 2004
(in thousands, except share and per share amounts)

	Three Months Ended March 31, 2005				Year Ended December 31, 2004

		Pro Forma				Pro Forma
	As Reported	Adjustments		Pro Forma	As Reported	Adjustments		Pro Forma

Revenue
License fees	$6,468			$6,468	$25,387			$25,387
Services	11,429			11,429	42,555			42,555
Maintenance and subscriptions	18,442			18,442	66,487			66,487
Other revenue	934			934	4,316			4,316

Total revenue	37,273			37,273	138,745			138,745

Cost of revenue
Cost of license fees	1,059			1,059	3,923			3,923
Cost of services (of which $91 and $(540) in the three months ended March 31, 2005 and the twelve months ended December 31, 2004, respectively, was stock option compensation expense (benefit))	6,593			6,593	22,146			22,146
Cost of maintenance and subscriptions (of which $11 and $(91) in the three months ended March 31, 2005 and the twelve months ended December 31, 2004, respectively, was stock option compensation expense (benefit))	2,830			2,830	10,484			10,484
Cost of other revenue	816			816	3,986			3,986

Total cost of revenue	11,298			11,298	40,539			40,539

Gross profit	25,975			25,975	98,206			98,206

Sales and marketing	7,681			7,681	27,437			27,437
Research and development	5,047			5,047	17,875			17,875
General and administrative	3,705			3,705	12,240			12,240
Amortization	0			0	32			32
Costs of initial public offering	0			0	2,455			2,455
Stock option compensation	(7,742)			(7,742)	19,010			19,010

Total operating expenses	8,691			8,691	79,049			79,049

Income from operations	17,284			17,284	19,157			19,157
Interest income	253	(161	)(a)	92	331	(331	)(a)	—
Interest expense	(13)			(13)	(272)	(313	)(a)	(585)
Other income, net	(112)			(112)	356			356

Income before provision for income taxes	17,412	(161)		17,251	19,572	(644)		18,928
Income tax provision	6,553	(64	)(b)	6,489	6,931	(257	)(b)	6,674

Net income	$10,859	$(97)		$10,762	$12,641	$(387)		$12,254

Earnings per share
Basic	$0.25			$0.27	$0.30			$0.31
Diluted	$0.23			$0.24	$0.27			$0.28
Common shares and equivalents outstanding
Basic weighted average shares	42,643,705	(2,620,690	)(c)	40,023,015	42,496,280	(2,620,690	)(c)	39,875,590
Diluted weighted average shares	47,555,533	(2,620,690	)(c)	44,934,843	46,540,790	(2,620,690	)(c)	43,920,100
Dividends per share	$0.05			$0.05	—			—
Summary of stock option compensation expense (benefit)
Cost of services	$91			$91	$(540)			$(540)

Cost of maintenance and subscription revenue	11			11	(91)			(91)

	Three Months Ended March 31, 2005			Year Ended December 31, 2004

		Pro Forma			Pro Forma
	As Reported	Adjustments	Pro Forma	As Reported	Adjustments	Pro Forma

Total cost of revenue	102		102	(631)		(631)
Sales and marketing	74		74	(112)		(112)
Research and development	55		55	(457)		(457)
General and administrative	(7,871)		(7,871)	19,579		19,579

Total operating expense	(7,742)		(7,742)	19,010		19,010

Total stock option compensation (benefit) expense	$(7,640)		$(7,640)	$18,379		$18,379

Ratio of earnings to fixed charges(d)	54.4		53.9	12.8		10.6

(a)	Interest income is decreased due to a reduced level of cash during the period. The assumed interest rate for the purposes of calculating reduced interest income was 1.65% for both the three months ended March 31, 2005 and the year ended December 31, 2004, and approximates the actual average interest rates earned on the cash balances during such periods. Additionally, interest expense for the year ended December 31, 2004 increased to the extent that the interest income decrease exceeded reported interest earned during the period.

(b)	Income tax provision has been lowered due to the reduced interest income earned during the periods. The statutory income tax rate used was 39.9% for both the three months ended March 31, 2005 and for the year ended December 31, 2005.

(c)	Records the adjustment to weighted average shares outstanding reflecting the repurchase of 2,620,690 shares of our common stock at $14.50 per share via the Offer as if it had occurred as of January 1, 2004.

(d)	The ratio of earnings to fixed charges reflects the Company’s ability to cover interest costs and other fixed charges with operating earnings. Applicable components of the Company’s fixed charges are interest expense, amortization of debt costs and interest components of rent expense. Additionally, applicable components of the Company’s earnings include pre-tax income and fixed charges (as defined above).
BLACKBAUD, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Three Months Ended March 31, 2005 and for the Years Ended December 31, 2004 and 2003
(Amounts in thousands of dollars)

	As Reported

				Pro Forma
		Years Ended December 31,
	Three Months Ended			Three Months Ended	Year Ended
	March 31, 2005	2004	2003	March 31, 2005	December 31, 2004

Pre-tax earnings	$17,412	$19,572	$3,469	$17,251	$18,928
Fixed charges:
Gross interest expense	13	272	2,559	13	585
Interest component of rent expense	313	1,392	1,607	313	1,392

Total fixed charges	$326	$1,664	$4,166	$326	$1,977
Pre-tax earnings plus fixed charges	$17,738	$21,236	$7,635	$17,577	$20,905
Ratio of earnings to fixed charges	54.4	12.8	1.8	53.9	10.6

      Additional Information. We are subject to the informational filing requirements of the Securities Exchange Act of 1934, and, accordingly, are obligated to file reports, statements and other information with the Securities and Exchange Commission relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and executive officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our stockholders and filed with the Securities and Exchange Commission. We have also filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission that includes additional information relating to the Offer.
      These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the Security and Exchange Commission’s customary charges, from the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The reference to the URL of the Securities and Exchange Commission’s web site is intended to be an inactive textual reference only. Information about the Public Reference Room may be obtained by calling the Securities and Exchange Commission for more information at 1-800-SEC-0330.
      Incorporation by Reference. The rules of the Securities and Exchange Commission allow us to “incorporate by reference” information into this document, which means that we can disclose important information by referring people to another document filed separately with the Securities and Exchange Commission. These documents contain important information about us.

SEC Filings	Period Covered	Date Filed
Annual Report on Form 10-K	Year ended December 31, 2004	March 14, 2005
Quarterly Report on Form 10-Q	Quarter ended March 31, 2005	May 13, 2005
      Any of the documents incorporated by reference in this document can be obtained from us or from the Security and Exchange Commission’s web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents. Documents incorporated by reference in this Offer to Purchase can be obtained by requesting them in writing or by telephone from us at 2000 Daniel Island Drive, Charleston, South Carolina 29492, Attention: Investor Relations, telephone: (866) 900-2552. Those requesting documents should be sure to include their complete name and address in their request. If any incorporated documents are requested, we will mail them by first class mail, or another equally prompt means, within one business day after we receive the request.

11.	Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares.
      Beneficial Ownership. As of May 31, 2005, we had 43,272,000 issued and outstanding shares and 8,244,197 shares reserved for issuance upon exercise of all outstanding stock options under our stock option plans. The 2,620,690 shares that we are offering to purchase represent approximately 6% of the shares outstanding on May 31, 2005, not including shares obtainable upon exercise of outstanding stock options.
      As of May 31, 2005, and after giving effect to the transactions set forth in the footnotes to the table below, our directors and executive officers as a group (18 persons) beneficially owned an aggregate of 30,681,564 shares of our common stock (including 4,755,179 shares issuable upon exercise of stock options that are or will become exercisable within 60 days of May 31, 2005), representing approximately 63.89% of issued and outstanding shares. Our directors and executive officers are entitled to participate in the Offer on the same basis as all other stockholders. Two of our executive officers have informed us that they intend to tender an aggregate of approximately 130,000 shares in the Offer. We do not expect any directors or other executive officers to tender shares in the Offer.
      The following table sets forth, as to each of our directors, executive officers and holders of 5% or more of our common stock (1) the number of shares and percentage of common stock beneficially owned as of May 31, 2005, including that number of shares issuable upon exercise of options that are or will become exercisable within sixty days of May 31, 2005, (2) the number of shares expected to be tendered by such person in the Offer and (3) assuming our purchase of 2,620,690 shares in the Offer, the number of shares being retained by such person and the percentage which such shares would represent of the resulting outstanding shares.
      Unless indicated below, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable. Except as otherwise indicated below, the business address of each person listed in the table is c/o Blackbaud, Inc., 2000 Daniel Island Drive, Charleston, South Carolina 29492 and the business telephone number is (843) 216-6200.

			Shares	Shares	Percentage
	Shares	Percentage	Expected to be	Expected to be	Beneficially
	Beneficially	Beneficially	Tendered in	Retained After	Owned After
Beneficial Owner	Owned	Owned	the Offer	the Offer(1)	the Offer(1)

Hellman & Friedman Capital Partners III, L.P.(2)	21,942,231	50.71%	21,942,231	20,611,247	50.70%
H&F Orchard Partners III, L.P.(2)	1,612,799	3.73%	1,612,799	1,514,969	3.73%
H&F International Partners III, L.P.(2)	480,715	1.11%	480,715	451,556	1.11%
David R. Tunnell(3)	24,041,977	55.56%	24,035,745	22,584,004	55.55%
Robert J. Sywolski(4)	2,675,680	5.82%	—	2,675,680	6.18%
Paul V. Barber(5)	1,694,868	3.92%	1,692,839	1,592,183	3.92%
Timothy V. Williams(6)	625,000	1.42%	—	625,000	1.51%
Louis J. Attanasi(7)	334,170	*	118,784	326,965	*
Charles T. Cumbaa(6)	287,500	*	—	287,500	*
Gerard J. Zink(8)	243,679	*	10,986	243,013	*
Christopher R. Todd(6)	153,213	*	—	153,213	*
Germaine M. Ward(6)	152,500	*	—	152,500	*
Edward M. Roshitsh(6)	125,000	*	—	125,000	*
Heidi H. Strenck(9)	103,234	*	—	103,234	*
Richard S. Braddock(6)	65,000	*	—	65,000	*
Marco W. Hellman (10)	50,116	*	—	50,116	*
Andrew L. Howell(6)	35,312	*	—	35,312	*
Laura W. Kennedy(6)	34,433	*	—	34,433	*
Anthony J. Powell(6)	34,207	*	—	34,207	*
Dr. Sandra R. Hernández(6)	20,000	*	—	20,000	*
Andrew M. Leitch(6)	5,675	*	—	5,675	*
All executive officers and directors as a group (18 persons)(11)	30,681,564	63.89%	28,858,354	29,113,034	60.62%

*	Less than one percent.

(1)	In computing the shares owned and percentage ownership of a person after the Offer, we assumed our major stockholders, directors and executive officers tendered that number of shares that they have informed us they intend to tender in the Offer as set forth in the column entitled “Shares Expected to Be Tendered in the Offer.” We also assumed that all other issued and outstanding shares of common stock of Blackbaud were tendered in the Offer, that no shares were conditionally tendered and that 2,620,690 shares were purchased by us in the Offer. To the extent fewer than all other issued and outstanding shares of common stock of Blackbaud are tendered in the Offer, the percentage ownership of persons listed in the table and who tender in the Offer could decrease.

(2)	Gives effect to the distribution by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. (the “H&F Funds”) of an aggregate of 5,000,000 shares to their investors on June 1, 2005 prior to the commencement of this Offer. H&F Investors III is the sole general partner of the H&F Funds. Investment decisions for the H&F Funds with respect to the Blackbaud shares are made by the investment committee of H&F Investors III which is currently composed of Brian Powers, Warren Hellman, Thomas Steyer and Matthew Barger, each of whom disclaims beneficial ownership in the Blackbaud shares except to the extent of his pecuniary interest therein. Membership of the investment committee is subject to change from time to time. The address for each of the H&F Funds is One Maritime Plaza, 12th Floor, San Francisco, California 94111.

(3)	Includes 4,982 shares of common stock received by Mr. Tunnell in the distribution by the H&F Funds to their investors on June 1, 2005 prior to the commencement of this Offer and 1,250 shares obtainable upon the exercise of stock options. Also includes 24,035,745 shares held by the H&F Funds described in footnote 2. Mr. Tunnell serves as a Managing Director of Hellman & Friedman LLC and an officer of H&F Investors III. Mr. Tunnell disclaims beneficial ownership of these shares except to the extent of his indirect pecuniary interest therein.

(4)	Gives effect to the Mr. Sywolski’s sale on June 1, 2005 of 317,000 shares and cancellation of options to purchase 532,343 shares as payment, under a net exercise, for the exercise price of the options necessary for Mr. Sywolski to exercise in order to sell such shares and for payment of taxes related thereto. Includes 2,674,361 shares of common stock obtainable upon exercise of outstanding stock options and 779 shares received in the distribution by the JMI Funds to their investors on June 1, 2005 (see footnote 5 below). Does not include shares held by JMI Associates IV, LLC, of which Mr. Sywolski is a member.

(5)	Includes 1,692,839 shares held by the JMI Funds, of which Mr. Barber serves as a general partner and gives effect to the distribution by JMI Equity Fund IV, L.P., JMI Euro Equity Fund IV, L.P., JMI Equity Fund IV (A1), L.P. and JMI Equity Side Fund, L.P. (the “JMI Funds”) of an aggregate of 352,151 shares to their investors on June 1, 2005 prior to the commencement of this Offer. Mr. Barber disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 779 shares received by Mr. Barber in the distribution by the JMI Funds to their investors on June 1, 2005 and 1,250 shares obtainable upon the exercise of stock options.

(6)	Consists solely of shares of common stock obtainable upon the exercise of stock options.

(7)	Includes 50,078 shares held by the 1999 Attanasi Family Trust and 215,386 shares of common stock obtainable upon the exercise of stock options.

(8)	Includes 232,693 shares of common stock obtainable upon the exercise of stock options.

(9)	Includes 86,234 shares of common stock obtainable upon the exercise of stock options.

(10)	Includes 44,491 shares of common stock received by Mr. Hellman in the distribution by the H&F Funds to their investors on June 1, 2005 prior to the commencement of the Offer and 5,625 shares obtainable upon the exercise of outstanding stock options. Excludes shares held by the H&F Funds, of which Mr. Hellman is a limited partner (see footnote 2). Mr. Hellman may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act) in a portion of the shares beneficially owned by the H&F Funds.

(11)	Includes the shares and shares underlying stock options specified in footnotes (3)–(10).
      Agreements, Arrangements or Understandings. Except as otherwise described below or elsewhere in this Offer, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person concerning the transfer or voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.
      Based on our records and on information provided to us by our directors, executive officers, affiliates, subsidiaries and holders of 5% or greater of our common stock, to our knowledge neither we nor any of our affiliates, subsidiaries or holders of 5% or greater of our common stock, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving the shares during the 60 days prior to June 3, 2005 except:

(1) Shares of common stock we purchased pursuant to our existing stock repurchase program during the second quarter of 2005 of an aggregate of 204,200 shares of our common stock at an average price of $13.02 per share, which we effected in open market transactions on The Nasdaq National Market through a registered broker-dealer;

(2) The distribution of an aggregate of 5,000,000 shares by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. to their respective investors as described below;

(3) The sale on June 1, 2005 by our President and Chief Executive Officer, Robert J. Sywolski, of 317,000 shares at a price per share of $12.00 and cancellation of options to purchase 532,343 shares as payment, under a net exercise, for the exercise price of the options necessary for Mr. Sywolski to exercise in order to sell such shares and for payment of taxes related thereto; and

(4) Sales of shares by our executive officers as described below.
      As of May 31, 2005, Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. held 29,035,745 issued and outstanding shares, which as of such date represented approximately 67.1% of our issued and outstanding shares. Each of Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. has informed Blackbaud that it has, as of the date of this Offer to Purchase, effected a distribution of certain shares of our common stock held by it to its investors. The aggregate number of shares distributed by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. was 5,000,000 shares, which were distributed on a pro rata basis among 72 investors. Decisions by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. with respect to distributions of shares held by them are made independent of Blackbaud, and additional distributions may occur from time to time in the future. After giving effect to the distribution, Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. hold an aggregate of 24,035,745 issued and outstanding shares. We have been informed by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. that they intend to tender 21,942,231, 1,612,799 and 480,715 shares, respectively, in the Offer. Except as otherwise disclosed in this Offer to Purchase, we have not been informed by the investors who received shares in the distribution of their intent with respect to tendering the shares held by them in the Offer.
      Mr. Tunnell, a director of Blackbaud, is deemed to beneficially own the shares held by each of Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. through his position as Managing Director of the general partner of these funds.
      Except for Mr. Sywolski’s transaction described above, the following table lists all sales of our stock by our executive officers during the 60 days prior to June 3, 2005. All of the shares sold by the executive officers were sold in connection with broker assisted cashless exercises of stock options except for shares sold by Messrs. Attanasi and Zink, which were held directly prior to sale. All of the transactions listed were disclosed on Form 4 reports filed with the SEC.

		Number of
Name of Executive Officer	Date of Transaction	Shares Sold	Price Per Share

Louis J. Attanasi	May 2, 2005	28,800	$12.98
	May 5, 2005	2,000	$13.01
	May 6, 2005	2,100	$13.02
	May 9, 2005	500	$13.01
	May 16, 2005	4,100	$13.01
	May 18, 2005	12,500	$13.01

		Number of
Name of Executive Officer	Date of Transaction	Shares Sold	Price Per Share

Richard S. Braddock	April 4, 2005	1,400	$13.00
	April 5, 2005	11,700	$13.00
	April 12, 2005	1,900	$13.00
	May 6, 2005	2,100	$13.02
	May 9, 2005	500	$13.01
	May 16, 2005	4,100	$13.01
	May 18, 2005	3,300	$13.01
	May 19, 2005	500	$13.42
	May 23, 2005	4,500	$13.41
Laura W. Kennedy	April 4, 2005	1,000	$12.40
	April 12, 2005	1,000	$13.00
	April 18, 2005	1,000	$13.00
	April 27, 2005	1,000	$12.20
	May 4, 2005	1,000	$13.05
	May 5, 2005	3,000	$13.01
	May 6, 2005	2,100	$13.02
	May 9, 2005	500	$12.99
	May 10, 2005	5,000	$12.99
	May 12, 2005	2,500	$12.99
	May 13, 2005	2,500	$13.01
	May 16, 2005	6,600	$13.01
	May 18, 2005	13,800	$13.08
	May 19, 2005	13,000	$13.20
	May 23, 2005	2,000	$13.51
	May 25, 2005	2,300	$13.55
	May 26, 2005	12,300	$13.81
	May 27, 2005	1,400	$14.05
Anthony J. Powell	April 18, 2005	3,600	$13.00
	April 19, 2005	2,300	$13.00
	April 28, 2005	4,100	$13.00
	April 29, 2005	12,000	$13.04
	May 2, 2005	9,000	$13.00
	May 3, 2005	4,400	$13.00
	May 4, 2005	13,551	$13.00
Heidi H. Strenck	April 4, 2005	5,000	$12.75
	May 19, 2005	10,000	$13.29
Christopher R. Todd	April 5, 2005	1,400	$13.00
	April 6, 2005	11,200	$13.00
	April 12, 2005	2,400	$13.00
	May 25, 2005	6,700	$14.04
	May 27, 2005	1,800	$14.05

		Number of
Name of Executive Officer	Date of Transaction	Shares Sold	Price Per Share

Germaine M. Ward	April 29, 2005	12,100	$13.04
	May 2, 2005	1,000	$13.05
	May 4, 2005	1,900	$13.01
	May 26, 2005	2,800	$14.05
	May 27, 2005	2,200	$14.05
Gerard J. Zink	April 5, 2005	21,400	$12.90
	April 6, 2005	12,400	$12.97
	April 11, 2005	3,000	$12.90
	April 12, 2005	3,200	$12.90

Agreements with Executive Officers
      In April 2004, we entered into a two-year employment agreement with Robert J. Sywolski to serve as our President and Chief Executive Officer. Under the agreement, Mr. Sywolski is entitled to an annual base salary of $525,000 per year, subject to periodic review and adjustment by our compensation committee. Mr. Sywolski is also entitled to receive an annual bonus, 80% of which is based on attainment of revenue and Adjusted EBITDA goals and 20% of which is based on the subjective evaluation of Mr. Sywolski’s performance by the compensation committee. Mr. Sywolski’s bonus is targeted at 80% of his annual base salary, but can increase to approximately 150% of his annual base salary if we exceed our revenue and Adjusted EBITDA goals and Mr. Sywolski qualifies for the full amount of the subjective portion of his bonus. In addition, Mr. Sywolski’s bonus may be less than 80% of his base salary if we do not meet our revenue and Adjusted EBITDA goals or he does not qualify for the full amount of the subjective portion of this bonus. For purposes of this bonus calculation, Adjusted EBITDA means the sum of the following determined on a consolidated basis, without duplication, for us and our subsidiaries in accordance with generally accepted accounting principles: (a) net income plus (b) the sum of the following to the extent deducted in determining net income (i) income and franchise taxes, (ii) interest expense, (iii) bonus expense and (iv) amortization, depreciation and other non-cash charges (including non-cash stock compensation charges) less (c) interest income and any extraordinary gains.
      Subject to certain exceptions, Mr. Sywolski is entitled to a severance payment equal to his base salary for the remainder of the term of the agreement if we terminate his employment without cause, if he is constructively terminated or if he terminates his employment upon a change in control. Pursuant to our prior employment agreement with Mr. Sywolski dated March 2000, we also granted Mr. Sywolski an option to purchase 3,524,244 shares of our common stock. Among other things, this option requires us to pay Mr. Sywolski 10% of his gain upon exercise, in order to help satisfy his tax obligations. Mr. Sywolski has agreed to certain confidentiality and non-competition provisions in his employment agreement.
      We have also entered into at-will employment agreements with certain of our other executive officers. Each officer may participate in our executive bonus plan and all other employee benefit plans that we offer. Each agreement prohibits the officer from entering into employment with any direct competitor and from soliciting any employee of ours to leave us while the agreement is in effect and for two years after termination of the agreement. None of the agreements provide for any severance payments. The agreements have no set term.

12.	Effects of the Offer on the Market for Shares; Registration under the Exchange Act.
      Our purchase of shares in the Offer will reduce the number of shares that might otherwise be traded publicly and might reduce the number of our stockholders. Nonetheless, we anticipate that there will be a sufficient number of shares outstanding and publicly traded following completion of the Offer to ensure a continued trading market for the shares. Based upon the published guidelines of The NASDAQ National Market and the conditions of the Offer, we do not believe that our purchase of shares under the Offer will cause the remaining outstanding shares of our common stock to be delisted from The NASDAQ National Market.

      The shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and the Securities and Exchange Commission and comply with the proxy rules of the Securities and Exchange Commission in connection with meetings of our stockholders. We believe that our purchase of shares under the Offer, pursuant to the terms of the Offer, will not preclude us from remaining subject to the periodic reporting requirements of the Exchange Act.

13.	Legal Matters; Regulatory Approvals.
      Except as described above, we are not aware of any license or regulatory permit that appears material to our business that might be adversely affected by our acquisition of shares as contemplated by the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for our acquisition or ownership of shares as contemplated by the Offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of and payment for shares tendered in the Offer pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligations under the Offer to accept for payment and pay for shares is subject to conditions. See Section 7.

14.	Certain United States Federal Income Tax Consequences.
      The following summary describes material U.S. federal income tax consequences relating to the Offer. This summary is based upon the Internal Revenue Code of 1986, as amended, which is referred to in this section as the Code, the Treasury regulations promulgated under the Code, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary addresses only holders who hold shares as capital assets for U.S. federal income tax purposes. This discussion applies only to “U.S. holders” (as described below). No assurance can be given that the Internal Revenue Service or any court will agree with the summary set forth below. This summary also does not address the state, local, estate, gift or foreign tax consequences of participating in the Offer. For purposes of this discussion, the term “U.S. holder” means:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust if (i) its administration is subject to the primary supervision of a U.S. court and it has one or more U.S. persons who have the authority to control all of its substantial decisions, or (ii) it was treated as domestic trust on August 19, 1996 and has a valid election in effect to be treated as a domestic trust.
      The tax treatment of a partner in a partnership (or any entity treated as a partnership for U.S. federal income tax purposes) will generally depend on the status of the partner and the activities of the partnership. Partners in partnerships holding shares should consult their tax advisors.
      In addition, this discussion does not deal with all possible tax consequences relating to a U.S. holder’s investment in our shares, such as tax reporting or disclosure consequences, and does not deal with the tax consequences applicable to all categories of U.S. holders, some of which may be subject to special tax rules (not described herein), including U.S. holders who are:

•	dealers or certain traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	grantor trusts;

•	real estate investment trusts or regulated investment companies;

•	holders of our shares who hold such shares as part of a position in a straddle or as part of a hedging or conversion transaction for U.S. federal income tax purposes;

•	holders of our shares whose functional currency is not the U.S. dollar;

•	holders of our shares who acquired their shares in connection with a stock option plan, a stock purchase plan, or in some other compensatory transaction;

•	holders of our shares who acquired their shares in connection with transactions that are subject to the alternative minimum tax provisions of the Code; and

•	holders of our shares who are subject to U.S. federal income taxation as U.S. expatriates.
      WE URGE YOU TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF PARTICIPATING OR NOT PARTICIPATING IN THE OFFER.
      Characterization of the Purchase. Our purchase of shares under the Offer will be a taxable transaction for U.S. federal income tax purposes. As a consequence of the purchase, a U.S. holder will, depending on the U.S. holder’s particular circumstances, be treated either as having sold the U.S. holder’s shares or as having received a distribution in respect of stock from us.
      Under Section 302 of the Code, a U.S. holder whose shares we purchase under the Offer will be treated as having sold the shares, and thus will recognize capital gain or loss if the purchase:

•	results in a “complete termination” of the U.S. holder’s equity interest in us;

•	results in a “substantially disproportionate” redemption with respect to the U.S. holder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. holder.
Each of these tests, referred to as the Section 302 tests, is explained in more detail below.
      If a U.S. holder satisfies any of the Section 302 tests explained below, the U.S. holder will be treated as if the U.S. holder sold the shares to us and will recognize capital gain or loss equal to the difference between the amount of cash received under the Offer and the U.S. holder’s adjusted income tax basis in the shares surrendered in exchange for such cash. This gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the shares that were sold exceeds one year as of the date of our purchase under the Offer. Currently, the maximum long-term capital gain rate for individual U.S. holders is 15%. Specified limitations apply to the deductibility of capital losses by U.S. holders. Gain or loss must be determined separately for each block of shares (shares acquired at the same cost in a single transaction) that we purchase from a U.S. holder under the Offer. A U.S. holder generally may be able to designate, through the U.S. holder’s broker or on the Letter of Transmittal, which blocks of shares the U.S. holder wishes to tender under the Offer if fewer than all of the U.S. holder’s shares are tendered under the Offer, and the order in which the U.S. holder wishes us to purchase different blocks in the event of proration under the Offer. U.S. holders should consult their tax advisors and brokers concerning the mechanics and desirability of that designation. Under the “wash sale” rules of Section 109 of the Code, loss recognized on our shares sold pursuant to the Offer will be disallowed to the extent the U.S. holder acquires our shares within thirty days before or after the date the shares are purchased pursuant to the Offer, and in that event the basis and holding period of the acquired shares will be readjusted to reflect the disallowed loss.
      If a U.S. holder does not satisfy any of the Section 302 tests explained below, our purchase of a U.S. holder’s shares under the Offer will not be treated as a sale or exchange under Section 302 of the Code with respect to the U.S. holder. Instead, the amount received by the U.S. holder with respect to our purchase of the shares under the Offer generally will be treated as a dividend distribution to the U.S. holder with respect to the U.S. holder’s shares under Section 301 of the Code (taxable at a maximum rate for individual U.S. holders of 15% if certain holding period and other requirements are met) to the extent of the U.S. holder’s share of our current and accumulated earnings and profits (as described in the Code). We estimate that our aggregate accumulated earnings and profits as of December 31, 2004 were approximately $15 million. In addition, we anticipate that we will have positive current-year earnings and profits for the 2005 calendar year. To the extent the amount received by a U.S. holder under Section 301 of the Code exceeds the U.S. holder’s share of our current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent, generally, of the U.S. holder’s adjusted tax basis in the U.S. holder’s shares with respect to which the distribution is received, and any remainder will be treated as capital gain (which may be long-term capital gain).
      To the extent that our purchase of a U.S. holder’s shares under the Offer is treated as the receipt by the U.S. holder of a dividend, the U.S. holder generally would not be able to reduce the taxable dividend amount by any basis in the purchased shares. Instead, the U.S. holder’s adjusted income tax basis in the purchased shares will generally be added to any shares retained by the U.S. holder. Further, to the extent that our purchase of an individual U.S. holder’s shares under the Offer is treated as the receipt by the U.S. holder of a dividend taxed at the maximum 15% rate described above, any loss on the sale or exchange of the individual holder’s retained shares could be treated as long-term capital loss to the extent of such dividend if the dividend qualifies as an “extraordinary dividend” within the meaning of Code Section 1059.
      Constructive Ownership of Stock and Other Issues. In applying each of the Section 302 tests explained below, U.S. holders must take into account not only shares that they actually own but also shares they are treated as owning under the constructive ownership rules of Section 318 of the Code. Under the constructive ownership rules, a U.S. holder is treated as owning any shares that are owned (actually and in some cases constructively) by certain related individuals and entities as well as shares that the U.S. holder has the right to acquire by exercise of an option or warrant or by conversion or exchange of a security. Due to the factual nature of the Section 302 tests explained below, U.S. holders should consult their tax advisors to determine whether the purchase of their shares under the Offer qualifies for sale treatment in their particular circumstances.
      We cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders under the Offer will cause us to accept fewer shares than are tendered. Proration may affect whether the surrender by a stockholder of shares pursuant to the Offer will meet any of the Section 302 tests. No assurance can be given that we will purchase a sufficient number of shares from a U.S. holder under the Offer to ensure that the U.S. holder receives sale or exchange treatment, rather than distribution treatment, under the rules described below. Further no assurance can be given that a U.S. holder will be able to determine in advance whether its disposition of shares pursuant to the Offer will be treated as a sale or exchange or as a distribution in respect of stock from us.
      Section 302 Tests. You must satisfy one of the following tests in order for our purchase of your shares under the Offer to be treated as a sale or exchange for U.S. federal income tax purposes:

Complete Termination Test. Our purchase of a U.S. holder’s shares under the Offer will result in a “complete termination” of the U.S. holder’s equity interest in us if all of the shares that are actually owned by the U.S. holder are sold and all of the shares that are constructively owned by the U.S. holder, if any, are sold (or, with respect to shares owned by certain related individuals, the U.S. holder satisfies special conditions set forth in Section 302(c) of the Code, which, if satisfied, prevent attribution of certain shares to the U.S. holder). U.S. holders wishing to satisfy the “complete termination” test through satisfaction of the special conditions set forth in Section 302(c) of the Code should consult their tax advisors concerning the mechanics and desirability of those conditions.

Substantially Disproportionate Test. Our purchase of a U.S. holder’s shares under the Offer generally will result in a “substantially disproportionate” redemption with respect to the U.S. holder if the percentage of the then-outstanding shares actually and constructively owned by the U.S. holder after the purchase is less than 80% of the percentage of the shares actually and constructively owned by the U.S. holder before the purchase. In addition, to satisfy this test, the U.S. holder must own less than 50% of the total combined voting power of our stock immediately after the purchase. The factors for this test are computed by treating a holder as also constructively owning all shares owned by certain related individuals described in Code Section 318.

Not Essentially Equivalent to a Dividend Test. Our purchase of a U.S. holder’s shares under the Offer will be treated as “not essentially equivalent to a dividend” if the reduction in the U.S. holder’s proportionate interest in us as a result of the purchase constitutes a “meaningful reduction” of the U.S. holder’s proportionate interest in us, given the U.S. holder’s particular facts and circumstances. The IRS has indicated in a published revenue ruling that even a small reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal and who exercises no control over corporate affairs should constitute a “meaningful reduction.”
Contemporaneous dispositions or acquisitions of stock by a stockholder may be deemed to be part of a single integrated transaction and, if so, may be taken into account in determining whether any of the Section 302 tests, described above, are satisfied. U.S. holders should consult their tax advisors as to the application of any of these Section 302 tests to their particular circumstances.
      Corporate Stockholder Dividend Treatment. If a corporate U.S. holder does not satisfy any of the Section 302 tests described above, a corporate U.S. holder may, to the extent that any amounts received by it under the Offer are treated as a dividend, be eligible for the dividends-received deduction. The dividends-received deduction is subject to certain limitations. In addition, any amount received by a corporate U.S. holder pursuant to the Offer that is treated as a dividend may constitute an “extraordinary dividend” under Section 1059 of the Code. Corporate U.S. holders should consult their own tax advisors as to the application of Sections 243, 246, 246A and 1059 of the Code to the Offer, and to the tax consequences of dividend treatment in their particular circumstances.
      Backup Withholding. See Section 3 with respect to the application of United States federal backup withholding tax.
      The discussion above under this Section 14 is included for general information only. You are urged to consult your tax advisor to determine the particular tax consequences to you of the Offer, including the applicability and effect of state, local and foreign tax laws.

15.	Extension of the Offer; Termination; Amendment.
      We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 have occurred or are deemed by us to have occurred, to extend the period of time during which the Offer is open and delay our acceptance for payment of and payment for any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s shares. We also expressly reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.
      Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer. Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made under the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire or other similar services.

      If we materially change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(f)(1) under the Exchange Act. These rules and certain related releases and interpretations of the Securities and Exchange Commission provide that the minimum period during which a tender offer must remain open following material changes in the terms of an offer or information concerning an offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information.
      If (a) we either (i) increase or decrease the price to be paid for shares; or (ii) increase the number of shares being sought by more than 2% of the outstanding shares; or (iii) decrease the number of shares being sought; and (b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of any such increase or decrease is first published, sent or given in the manner specified in this Section 15, then, in each case, we will extend the Offer for ten business days.

16.	Fees and Expenses.
      We have retained JPMorgan to act as the Dealer Manager in connection with the Offer. JPMorgan will receive reasonable and customary compensation for its services. We also have agreed to reimburse JPMorgan for reasonable out-of-pocket expenses incurred in connection with the Offer, and to indemnify JPMorgan against certain liabilities in connection with the Offer, including liabilities under the federal securities laws. JPMorgan has rendered various investment banking and other services to us in the past and may continue to render such services in the future, for which they have received, and may continue to receive, customary compensation from us. In the ordinary course of its trading and brokerage activities, JPMorgan and its affiliates may hold long or short positions, for their own accounts or for those of their customers, in securities of Blackbaud.
      We have retained The Altman Group to act as Information Agent and Wachovia Bank, N.A. to act as Depositary in connection with the Offer. The Information Agent may contact holders of shares by mail, telephone, telegraph and in person and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for specified reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.
      No fees or commissions will be payable by us to brokers, dealers, commercial banks or trust companies (other than fees to the Dealer Manager and the Information Agent as described above) for soliciting tenders of shares under the Offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through such brokers or banks and not directly to the Depositary. Upon request, however, we will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Blackbaud, the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares except as otherwise provided in this document and Instruction 7 in the Letter of Transmittal.

17.	Miscellaneous.
      We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to nor will tenders be accepted from or on behalf of the holders of shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of that jurisdiction.
      Pursuant to Rule 13e-4 under the Exchange Act, we have filed with the Securities and Exchange Commission a tender offer statement on Schedule TO, which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is described in Section 10 with respect to information concerning us.
      We have not authorized any person to make any recommendation on our behalf as to whether you should or should not tender your shares in the Offer. You should rely only on the information contained in this document or any other document to which we have referred you. We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this document or in the related documents referred to in this document. If anyone makes any recommendation or representation to you or gives you any information, you must not rely on that recommendation, representation or information as having been authorized by us.
June 3, 2005

The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder of Blackbaud or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.
The Depositary for the Offer is:
WACHOVIA BANK, N.A.

By mail or overnight		By facsimile transmission
delivery:	By hand delivery:	(for eligible institutions only):
Wachovia Bank, N.A. Corporate Actions — NC1153 1525 West W.T. Harris Blvd., 3C3 Charlotte, NC 28262-8522	Wachovia Bank, N.A. Corporate Actions — NC1153 1525 West W.T. Harris Blvd., 3C3 Charlotte, NC 28262-8522	(704) 590-7628 For confirmation call: (704) 590-7623
Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. To confirm delivery of shares, stockholders are directed to contact the Depositary.
The Information Agent for the Offer is:
1275 Valley Brook Avenue
Lyndhurst, New Jersey 07071
Banks and Brokers Call: (201) 460-1200
All Others Call Toll Free: (800) 548-5210
The Dealer Manager for the Offer is:
J.P. Morgan Securities Inc.
277 Park Avenue
New York, New York 10172
(212) 622-2624 (Call Collect)
(866) 262-0777 (Call Toll Free)